UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended	Commission File Number
August 17, 2009	001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

CAYMAN ISLANDS
(Jurisdiction of Incorporation or Organization)

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                No ☒

                   If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

Entry Into a Material Definitive Agreement.

On December 17, 2008, Asia Special Situation Acquisition Corp. (the “Company”) entered into an Acquisition Framework Agreement (the “Framework Agreement”) with White Energy Company Limited (“White Energy”) and Binderless Coal Briquetting Company Pty Limited, a wholly owned subsidiary of White Energy (“BCBC”). Under the terms of the Framework Agreement, the Company agreed to acquire, through an exchange of shares, White Energy’s South-East Asian business operated by its indirect wholly owned subsidiary, BCBC Singapore Pte Ltd. (“BCBC Singapore”).  The transaction contemplated that BCBC would issue to the Company 100% of the issued and outstanding share capital of BCBC Singapore (the “BCBC Singapore Exchange Shares”) in exchange for the Company’s issuance to BCBC of its ordinary shares (the “Company Exchange Shares”), to represent an estimated 60% of the issued and outstanding ordinary shares of the Company after giving effect to the share exchange (the “Share Exchange”).  The Company’s existing shareholders would retain the remaining ordinary shares, representing an estimated 40% of the issued and outstanding shares of the Company, subject to adjustment.

On March 12, 2009, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with White Energy and White Energy Technology Company Limited (“WET”). Based in Sydney, Australia, White Energy, an Australian corporation, is a public company traded on the Australian Stock Exchange.  WET is a wholly-owned subsidiary of White Energy.  Under the terms of the Share Exchange, the Company agreed to acquire from White Energy, through an exchange of shares, 100% of the share capital of WET (the “WET Shares”) and the equity shares of the direct and indirect subsidiaries of WET (with WET, the “Constituent Corporations”).  Under the Exchange Agreement White Energy would have retained ownership to certain of its operating subsidiaries not related to the binderless coal briquetting technology.  Upon completion of the transaction, it was anticipated that, in exchange for the WET Shares, the Company would issue to White Energy a percentage of the aggregate number of ordinary shares of the Company to be issued and outstanding after giving effect to the share exchange, as shall be determined by the amount by which the “White Energy Market Value” (as defined) bears to the “Transaction Value” (as defined).

The White Energy Market Value was originally calculated at approximately $157.0 million, representing the product of the White Energy Diluted Shares (as defined) as at March 12, 2009 and the $0.9905 volume-weighted average price (expressed in U.S. dollars) of White Energy common shares, as traded on the ASX for the 20 trading days prior to March 12, 2009.  The Transaction Value was defined as the sum of the White Energy Market Value and the Adjusted Funds.  The term “Adjusted Funds” was defined as the total cash available to the Company and the Constituent Corporations as at the closing date of the transaction (including net proceeds of any additional securities sold by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date), less the sum of (i) transaction expenses, (ii) amounts paid or payable in respect of share redemptions that are requested on a timely basis by any of the Company’s public shareholders, and (iii) the amount of debt securities, if any, issued by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date.   Assuming $100.0 million of Adjusted Funds at the Closing, the transaction Value would have been calculated at $257.0 million and White Energy would have received approximately 61% of the outstanding ordinary shares of the Company after giving effect to the transaction.

The Exchange Agreement also provided for certain Company Management Performance Shares, to represent up to 10% of the total Company shares to be outstanding at closing after giving effect to the share exchange, that may be issued to members of the management of the Constituent Corporations in relation to achieved target production levels of the Company and its subsidiaries of up to 20,000,000 annual tons of upgraded coal production by December 31, 2012 from facilities using the Binderless Coal Briquetting technology described below.

The March 12, 2009 Exchange Agreement contemplated that on the closing date, White Energy management would become the members of the management of the Company and its subsidiaries and the current executive officers of the Company would resign.  In addition, White Energy would have the right to appoint four directors (including a Chairman) to the board of the Company and the existing shareholders of the Company will have the right to appoint two directors to the board of the Company.  Immediately following the closing date the Company would change its corporate name to “White Energy Coal Technology Corporation” or such other name as shall be acceptable to White Energy.

Since the date of execution of the Share Exchange Agreement, a number of events have occurred which, in the opinion of both the board of directors of White Energy and the Company, have had a significant impact on the valuation metrics used in determining the appropriate consideration for the transaction.  Since March 2009, the White Energy Market Value has increased significantly as it has continued to achieve designated milestones, as evidenced by:

•
White Energy and Bayan Resources Limited have successfully completed construction of the world’s largest clean coal upgrading plant at Bayan’s Tabang mine in East Kalimantan, Indonesia.  The plant has the capacity to produce 1.0 million tons per annum of upgraded coal and is currently being commissioned;

•
White Energy and Peabody Energy Inc. (the largest coal company in the United States) signed a Joint Development Agreement in May 2009 regarding the formation of a partnership to jointly construct and operate 20 million tons per annum of binderless coal briquetting plants in North America.  Once definitive transaction documents have been finalized, the partnership will be 55% owned by White Energy and 45% owned by Peabody with capital costs shared in proportion to the parties respective equity interests.  In addition, Peabody now has a right to acquire a 14.9% equity interest in White Energy;

•
White Energy and Bayan Resources agreed in May 2009 to increase the target production capacity of their joint venture, PT Kaltim Supacoal (“KSC”) from 5 million to 15 million tons per annum.  As regards the funding of this increase in targeted capacity, KSC is in the final stages of selecting a bank to underwrite the financing of the next 4.0 million ton phase of the project;

•	White Energy has successfully raised (Australian) $55 million in a private placement of its shares to local and overseas institutions conducted over a 24 hour book-build period at the end of May 2009;

•	coal prices globally have increased between 15% to 20% since signing of the Share Exchange Agreement; and

•
there has been significant interest shown in clean coal activity over the past few months as a direct consequence of the growing realization of the importance of creating a cleaner fuel to satisfy environment concerns. The Clean Energy Bill in the US and similar initiatives in other parts of the world have put an even greater emphasis on the importance of clean coal technologies like the White Energy process.

As a result of the above developments and other factors, the terms of the transaction have been adjusted with the concurrence of the respective financial advisors to White Energy and the Company, and on August 17, 2009, the Company and White Energy entered into a merger implementation agreement (the “Merger Agreement”).  The Merger Agreement replaced and superseded the terms of the March 12, 2009 Exchange Agreement.  Under the terms of the Merger Agreement:

The Company or a wholly-owned subsidiary of the Company will acquire all of the outstanding shares of White Energy.  As a result White Energy and all of its direct and indirect subsidiaries (including White Energy Technologies (“WET”) will become direct and indirect subsidiaries of the Company.  A significant difference between the terms of the Merger Agreement and the Exchange Agreement is that the Company will acquire White Energy and all of its operating subsidiaries, including WET and its subsidiaries relating to the coal upgrading technology.

The merger consideration payable to the White Energy shareholders will be paid in ordinary shares of the Company and in the form of Company options and convertible securities to the holders of all White Energy options and White Energy convertible debentures that are exercisable at and convertible into Company ordinary shares.  The Company and White Energy agreed that the valuation of White Energy immediately prior to the merger will be fixed at approximately $480.7 million (the “White Energy Total Value”), representing the estimated 192,277,902 White Energy common shares at a value of USD $2.50 per share (the “White Energy Per Share Value”).  At closing, the White Energy shareholders will receive total consideration (the “Merger Consideration”) equal to that percentage of the total number of the Company ordinary shares to be outstanding immediately following closing of the merger as shall be determined by the amount by which (i) the White Energy Total Value bears to (ii) the “Combined Total Value.”  The “Combined Total Value” is defined as the sum of (A) the White Energy Total Value and (B) the Company’s Adjusted Funds at Closing.   The Company is required to have not less than $100.0 million of Adjusted Funds and not more than $140.0 million of Adjusted Funds available at Closing.

Accordingly, if the White Energy Total Value is USD $480.7 million and the Company’s available Adjusted Funds at Closing is $100.0 million, the Combined Total Value would be $580.7 million, and the White Energy shareholders would be entitled to receive in the merger transaction approximately 83% of the total number of the Company’s ordinary shares at closing, and the ordinary shares held by current Company shareholders would represent approximately 17% of the Company shares.

The merger must be approved by a majority number of holders holding not less than 75% of the voting share capital of White Energy who vote on the transaction in person or by proxy at an extraordinary meeting of White Energy shareholders (the “White Energy Shareholders Meeting”). Similar approval will also be required from the holders of options in White Energy.  If approved by both the White Energy shareholders and option holders, the acquisition of White Energy must then be approved by the Australian courts as an approved Scheme of Arrangement (the “Schemes”).  Similarly, the acquisition of White Energy must be approved by holders of a majority of the 11,500,000 publicly traded voting ordinary shares of the Company who vote on the transaction in person or by proxy at an extraordinary meeting of the Company shareholders (the “the Company Shareholder Meeting”).   Holders of the 2,500,000 insider the Company shares will vote in accordance with the majority public shareholder vote.

           White Energy has advised that in September 2009 it will make court application to convene a special meeting to consider the Schemes and mail the Scheme Booklet (equivalent to a proxy statement) to the White Energy shareholders and option holders.  The vote of the White Energy shareholders and option holders is scheduled to be held in October 2009, or such other date determined by the court.  Assuming White Energy obtains the requisite shareholder and court approvals, the Company intends to hold the Company Shareholder Meeting in November 2009, and assuming it obtains the requisite approvals and complies with the other conditions applicable to a business combination company, the parties intend to consummate the transaction in December 2009.

           In addition to White Energy and the Company obtaining the requisite court and shareholder approvals referred to above, the closing of the transactions under the Merger Agreement is subject to a number of other conditions, including.

(a)	entering into an agreement with White Energy debenture holders on terms acceptable to White Energy and the Company;

(b)
amending the memorandum and articles of organization of the Company to increase its authorized ordinary shares from 50.0 million shares to 250.0 million shares (or such other number as shall be mutually agreed upon), and changing the name of the Company to White Energy Coal Technology Corporation, or such other name as shall be mutually agreed upon;

(c)	redemptions by the Company public shareholders not exceeding 34.99% of the $115.0 million in the Company trust fund;

(d)	no material adverse changes in the businesses of White Energy and subsidiaries or our Company;

(e)	the approval of the listing of Company ordinary shares on the New York Stock Exchange, Inc. or maintaining the listing on the NYSE Alternext Exchange; and

(f)	the limitation of all investment banking fees and other transaction expenses payable by the Company to a maximumof $15.0 million or other amounts acceptable to both parties.

There can be no assurance that the above timetable will be met, that the requisite approvals of the Australian court and the shareholders of both White Energy and the Company will be obtained, or that the other conditions to closing (including those described above) will be complied with.  As a result, there can be no assurances that the transactions contemplated by the Merger Agreement will be consummated.

Exhibits.

Exhibit Number	Description

4.1	Merger Implementation Agreement as of August 17, 2009 by and among Asia Special Situation Acquisition Corp. and White Energy Company Limited.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

August 20, 2009	By:	/s/ Gary T. Hirst
Dr. Gary T. Hirst
President